Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Fiscal Year Ended December 31,
Earnings	2009	2008	2007	2006	2005

Pre-tax earnings continuing operations	122,074	39,455	66,525	72,034	27,439
Fixed charges	30,145	37,462	29,511	17,913	4,919
Amortization of capitalized interest	22	2	—	—	—
Interest capitalized	(158)	(676)	—	—	—
Other (income) Expense	(362)	234	(23)	—	—

Adjusted Earnings	151,719	76,477	96,013	89,947	32,358

Fixed Charges
Interest Expense	18,430	27,614	22,036	12,985	1,223
Interest Capitalized	158	676	—	—	—
Tax Interest	133	81	82	—	—
Interest in Rentals (1)	11,422	9,091	7,393	4,928	3,696

Total Fixed Charges	30,143	37,462	29,511	17,913	4,919

Ratio of Earnings to Fixed Charges	5.03	2.04	3.25	5.02	6.58

(1)	Interest is estimated at one-third of rental expense.